UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549
____________________________

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
For the transition period from_______________ to _______________

Commission File No. 1- 6407

____________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHERN UNION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-0571592 (I.R.S. Employer Identification No.)

5444 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5306 (Zip Code)

Registrant's telephone number, including area code:  (713) 989-2000

SOUTHERN UNION SAVINGS PLAN
FORM 11-K
December 31, 2008
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, line 4i – Schedule of Assets Held at End of Year	13

Signatures	14

Note:  All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Participants and Plan Administrator of the
      Southern Union Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of Southern Union Company Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 23, 2009

SOUTHERN UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2008	2007
Assets:
Investments, at fair value:
Southern Union Company common stock	$24,115,249	$50,322,955
Mutual funds	89,349,139	118,939,811
Common/collective trust	25,991,333	24,883,644
Participant loans	7,173,388	7,358,311
Participant-directed brokerage accounts	722,677	438,533
Interest bearing cash	13,288	-
Total investments	147,365,074	201,943,254

Receivables:
Employer contributions	4,405	371,773
Participant contributions	6,626	416,618
Total receivables	11,031	788,391

Total assets	147,376,105	202,731,645
Total liabilities	-	-

Net assets available for plan benefits, at fair value	147,376,105	202,731,645
Adjustment from fair value to contract value for common/collective
trust fund investment contracts	3,243,107	-

Net assets available for plan benefits	$150,619,212	$202,731,645

The accompanying notes are an integral part of these financial statements.

SOUTHERN UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)
Interest and dividends	$1,651,601
Net depreciation in fair value of investments	(66,896,175)
Total investment loss, net	(65,244,574)

Contributions
Employer	12,281,005
Participant	13,410,334
Rollover	932,665
Total contributions	26,624,004

Total reductions, net	(38,620,570)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	13,369,223
Administrative expenses	122,640
Total deductions	13,491,863

Net decrease	(52,112,433)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	202,731,645

End of year	$150,619,212

The accompanying notes are an integral part of these financial statements.

SOUTHERN UNION SAVINGS PLAN

1.  Description of Plan

The following brief description of the Southern Union Savings Plan (the Plan) provides only general information.  Plan participants (Participants) should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan sponsored by Southern Union Company (the Company).  The Plan covers the majority of the employees of the Company and its participating divisions and subsidiaries on the date employment commences.

The Plan is designed to comply with Section 4975(e)(7) and the regulations provided thereunder of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 3, 2007, assets of $7.9 million associated with the Cross Country Energy Savings Plan (the CCE Plan) were merged into the Plan.  Participants of the CCE Plan were associated with Cross Country Energy Services, LLC (CCES), a wholly-owned subsidiary of the Company.  The CCES employees became eligible Participants of the Plan on September 23, 2007.

Contributions.  Each year, Participants may elect to contribute a portion of their pretax and after-tax compensation up to the Internal Revenue Service (IRS) limits to the Plan.  In addition, Participants may also transfer into the Plan amounts representing qualified roll-overs from other defined benefit or contribution plans.

New employees of the Company are automatically enrolled at a pre-tax contribution rate of three percent.  These contributions are automatically invested in a target retirement date fund based on the employee’s date of birth and a retirement age of 65.  Such employees may subsequently change their contribution percentage and investment election at any time via the Plan’s record keeper.

The Company makes matching contributions to the Plan based on the formulas outlined in the Plan’s provisions.  The Company has also elected to make retirement power contributions, as defined in the Plan, to eligible Participants.

Participants may direct their contributions plus all of the Company’s contributions, except as outlined in the Plan’s provisions, into various investment options offered by the Plan.  During the year ended December 31, 2008, the Plan offered 14 mutual funds, one common/collective trust and Company stock as investment options.  Additionally, the Plan provides Participants the opportunity to participate in Participant-directed brokerage accounts.  Contributions are subject to certain limitations.

Participant Accounts.  Each Participant’s account is credited with the Participant’s directed contribution and allocations of (a) the Company’s contributions, (b) Plan earnings and (c) a charge for an allocation of investment and administrative expenses.  Allocations are based on Participant earnings or account balances, as defined.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of a Participant’s account is based on years of credited service with a graded vesting schedule that varies in accordance with the terms of the Plan.  Each of the Plan’s vesting schedules provide for 100 percent vesting after five or six years of credited service.

Diversification.  Prior to September 29, 2006, all Company matching and some retirement power contributions made to the Plan on behalf of Participants were automatically invested in the Company’s common stock.  Participants have been allowed to elect to direct the investment of the Company’s post-September 28, 2006 matching and retirement power contributions.

Commencing in 2007, Participants could elect to diversify 50 percent of the previously restricted employer contribution portion of Company common stock in their account into other Participant-directed investments.  Effective January 1, 2008, Participants were permitted by the Plan to diversify 100 percent of any remaining previously restricted amounts held in the Company’s common stock in their account to any other investment choice.  The net asset balance at December 31, 2008 and 2007 related to the nonparticipant-directed portion of the Company’s common stock was nil and $16.6 million, respectively.

Participant Loans.  Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the Participant’s loans from the Plan during the one year period ending on the day before the loan is made or one-half of the Participant’s vested balance.  The loans are made from the Participant’s eligible account balance and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.   Principal and interest is paid ratably through payroll deductions.  In the event of a default of a Participant loan balance, the related loan balance would be reported as a deemed distribution to the Participant.

Payment of Benefits.  Participants are eligible to receive a distribution of their vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to the designated beneficiary) or termination of employment.  Distributions of benefits are made in a single cash lump sum or as in-kind distributions of Company stock.  In-kind distributions are limited to the extent of the value of the Participant’s investment in Company stock.  The Plan provides for in-service withdrawals for hardship reasons, for Participants who have attained age 59 ½ or who have qualified roll-over contributions.

The Plan allows automatic lump-sum distributions if the present value of the terminated Participant’s vested account balance is less than $1,000 in the aggregate.

Voting Rights.  Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised.  The Trustee is not permitted to vote any allocated share for which instructions have not been given by a Participant.  The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Participants and beneficiaries.

2.  Summary of Significant Accounting Policies

Basis of Accounting.  The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, including but not limited to interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions.  Contributions to the Plan from Participants are recorded in the period that payroll deductions are made from Participants.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair values with the exception of the JP Morgan Stable Value Fund (SVF), a separately managed fund, which is stated at fair value with the related adjustment amount from contract value disclosed in the Statements of Net Assets Available for Plan Benefits at December 31, 2008.  At December 31, 2007, fair value of the SVF closely approximated its contract value.  The Statement of Net Assets Available for Plan Benefits is prepared on a contract value basis.  Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Company’s common stock is valued at fair market value as quoted on the New York Stock Exchange.  Participant loans are valued at cost, which approximates fair value.  Participant-directed brokerage accounts are generally valued using quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair Value Measurements.  On January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Statement No. 157, “Fair Value Measurements” (Statement No. 157) and subsequently adopted certain related FASB staff positions.  See Note 4 – Fair Value Measurements for related disclosures regarding the Plan’s investments that are recorded at fair value.

Forfeited Accounts.  When certain terminations of participation in the Plan occur, the nonvested portion of the Participant’s account represents a forfeiture.  Forfeitures are used to pay the Plan’s administrative expenses and reduce employer matching contributions.  Forfeited nonvested accounts totaled $56,500 and $593,400 at December 31, 2008 and 2007, respectively.  During the year ended December 31, 2008, $98,100 of forfeitures were used to pay administrative expenses of the Plan and $621,000 was used to reduce employer matching contributions.

3.  Investments

SVF

During 2008 and 2007, the Plan held investments in the SVF, which is a separately managed fund.  The SVF invests in a common/collective trust fund which consists of a high quality fixed income portfolio combined with investment contracts, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee.  The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt.  The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a zero percent minimum rate of return (effectively providing principal preservation of Participant assets in the fund) and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above). The fair value of the SVF equals the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2008 and 2007, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts are based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are typically reviewed on a quarterly basis for resetting, but may be reviewed more frequently. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.

The fair value of underlying assets of the SVF other than the wrap contracts, which included investments in money market funds and various debt and fixed income securities, is determined by the trustees of the SVF using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair value of the wrap contracts is determined using a discounted cash flow model using market data and considers recent fee bids as determined by recognized dealers.

The Statement of Net Assets Available for Plan Benefits includes the fair value of the underlying assets and wrap contracts of the SVF based on the proportionate ownership of the Plan’s participants.

The average yields earned by all wrap contracts held by the Plan’s common/collective trust funds were approximately 6.53 percent and 6.66 percent for the years ended December 31, 2008 and 2007, respectively. The average yields earned by the Plan for all wrap contracts held by the Plan’s common/collective trust funds based on the actual interest rates credited to participants were approximately 3.43 percent and 5.67 percent for the years ended December 31, 2008 and 2007, respectively.

Other Investment Related Disclosures

The following presents the Plan’s allocated and unallocated investments as of December 31, 2008 and 2007.  Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2008	2007
Common stock,
Southern Union Company Common Stock (1)	$24,115,249	$50,322,955
Mutual Funds
PIMCO Total Return Fund	16,152,981	14,195,713
JPMorgan Smart Retirement 2020	13,769,899	16,658,021
JPMorgan Equity Index	10,977,315	18,528,092
JPMorgan Intrepid Growth	9,369,733	15,434,507
SSgA International Stock Selection	9,862,472	17,089,607
Common/Collective trust,
JPMorgan Stable Value Fund	25,991,333	24,883,644
Other	29,952,704	37,472,404
Participant loans (2)	7,173,388	7,358,311

Total investments	$147,365,074	$201,943,254

___________________
(1)	See Note 1 – Description of Plan – Diversification for information related to the nonparticipant-directed portion of the Company’s common stock.
(2)	Less than five percent of plan net assets.

During the year ended December 31, 2008, the Plan’s investments (including gains and (losses) on investments bought and sold, as well as held during the year) depreciated in value by approximately $66.8 million as follows:

Southern Union Company common stock	$(28,555,789)
Common Collective Trust	1,179,174
Mutual funds	(39,519,560)

Total depreciation	$(66,896,175)

4. Fair Value Measurements

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Statement No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value	Fair Value Measurements at December 31, 2008
	as of	Using Fair Value Hierarchy
	December 31, 2008	Level 1	Level 2	Level 3

Common stock	$24,115,249	$24,115,249	$-	$-
Mutual funds	89,349,139	89,349,139	-	-
Common/collective trust funds	25,991,333	-	25,991,333	-
Participant loans	7,173,388	-	-	7,173,388
Participant-directed
brokerage accounts	722,677	-	722,677	-
Interest bearing cash	13,288	13,288	-	-
Total	$147,365,074	$113,477,676	$26,714,010	$7,173,388

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans

Balance, beginning of year	$7,358,311
Issuances and settlements (net)	(184,923)
Balance, end of year	$7,173,388

The Plan’s valuation methodology used to measure the fair values of the Company’s common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common/collective trust fund are included in Note 3 – Investments – Common/Collective Trust Fund.  The participant loans, all of which mature by the end of August 2036 and are secured by vested account balances of borrowing participants, are included at their carrying values in the Statements of Net Assets Available for Plan Benefits, which approximated their fair values at December 31, 2008 and 2007.

5.  Concentration of Market Risk

The Plan has invested a significant portion of its assets in the Company’s common stock.  This investment in the Company’s common stock approximates 16 percent and 25 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

6.  Administration of Plan Assets

The Trustee of the Plan holds the Plan’s assets.  Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to Participants.  Administrative expenses for the Trustee’s fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination or partial termination of the Plan, or in the event of a permanent discontinuance of contributions to the Plan by an employer, the accounts of all affected Participants as of the date of such termination, partial termination or discontinuance would become 100 percent vested and nonforfeitable.  Upon such event, the assets of the Trust would be held and administered by the Trustee for the benefit of the Participants in the same manner and with the same powers, rights, duties, and privileges prescribed in the Plan until the Trust has been fully distributed pursuant to the applicable provisions of Article 6 of the Plan.

8.  Tax Status

The Plan received a favorable determination letter from the IRS dated March 2, 2007.  Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is exempt from federal income taxes.

9.  Related Party Transactions

Plan investments included certain mutual funds and a common/collective trust fund managed by JP Morgan.  JP Morgan performs recordkeeping functions of the Plan and serves as trustee of the Plan.  Therefore these transactions qualify as party-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007

Net Assets Available for Benefits per the
financial statements	$147,376,105	$202,731,645
Adjustment from contract value to fair value
for fully benefit-responsive contracts	3,243,107	-
Net Assets Available for Benefits per Form 5500	$150,619,212	$202,731,645

The following is a reconciliation of the changes in net assets per the financial statements to Form 5500 for the year ended December 31, 2008:

	Amounts per Financial Statement	Contract Value for Fair Value Adjustment	Other Reconciliation Item	Amount per Form 5500

Total reductions, net	$(38,620,570)	$(3,243,107)	$140,005	$(41,723,672)
Distribution to participants	(13,369,223)	-	-	(13,369,223)
Administrative expense	(122,640)	-	(140,005)	(262,645)
Net decrease	$(52,112,433)	$(3,243,107)	$-	$(55,355,540)

SOUTHERN UNION SAVINGS PLAN

EIN: 75-0571592 PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2008
(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE

*	Southern Union Company Stock Fund	Common stock	N/R	$24,115,249

*	JPMorgan Stable Value Fund	Common/collective trust	N/R	25,991,333

*	JPMorgan Equity Index	Mutual funds	N/R	10,977,315
	SSgA International Stock Selection	"	N/R	9,862,472
*	JPMorgan Smart Retirement 2020	"	N/R	13,769,899
*	JPMorgan Intrepid Growth	"	N/R	9,369,733
	PIMCO Total Return	"	N/R	16,152,981
	Columbia Mid Cap Value	"	N/R	5,740,045
	Lord Abbett Affiliated	"	N/R	4,920,325
	Oppenheimer Main Street Small Cap	"	N/R	4,497,688
*	JPMorgan Smart Retirement 2015	"	N/R	5,000,162
*	JPMorgan Smart Retirement 2030	"	N/R	3,108,989
*	JPMorgan Smart Retirement 2010	"	N/R	2,469,853
*	JPMorgan Smart Retirement 2040	"	N/R	2,074,739
	Allianz CCM Mid Cap	"	N/R	828,375
*	JPMorgan Smart Retirement Income	"	N/R	576,563

*	Loans with interest rates ranging from	Participant loans
	3.25% to 10.50%		-0-	7,173,388

*	Participant-directed brokerage accounts	Other	N/R	722,677

	Interest bearing cash	Other	N/R	13,288

			Total investments	$147,365,074

___________________
* A party-in-interest as defined by ERISA
N/R – Participant-directed investment, cost not required to be reported

See notes to financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION COMPANY SAVINGS PLAN
(Name of Plan)

Date June 25, 2009	By /s/ RICHARD N. MARSHALL
Richard N. Marshall Senior Vice President and Chief Financial Officer

INDEX TO EXHIBIT

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – McConnell & Jones LLP